Mail Stop 4561

April 9, 2009

<u>VIA U.S. MAIL AND FAX (732) 205-8237</u>

Barry Lefkowitz
Chief Financial Officer
Mack-Cali Realty, L.P.
343 Thornall Street
Edison, NJ 08837-2206

Re: Mack-Cali Realty, L.P.
Form 10-K for Fiscal Year Ended
December 31, 2008
Filed February 12, 2009
File No. 333-57103

Dear Mr. Lefkowitz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief